SECOND AMENDMENT TO
ADMINISTRATION AGREEMENT

WHEREAS, STADION INVESTMENT TRUST (formerly PMFM Investment Trust), a Delaware business trust (the “Trust”), and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company, have entered into an Administration Agreement as of June 1, 2007 and amended as of April 1, 2011 (the “Agreement”);

NOW, THEREFORE, effective April 1, 2012, the Trust and Ultimus agree to amend the Agreement as follows:

1.          Schedule A of the Agreement is hereby amended as follows:

FUND PORTFOLIOS

Stadion Managed Portfolio
Stadion Core Advantage Portfolio
Stadion Olympus Fund
Stadion Trilogy Fund

             2.         Excepted as amended hereof, the Agreement shall remain in full force and effect.

Executed this 1st day of April, 2012

STADION INVESTMENT TRUST

By:	/s/ Judson P. Doherty
Name:	Judson P. Doherty
Title:	President

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Robert G. Dorsey
Name:	Robert G. Dorsey
Title:	President